Filed Pursuant to Rule 424(b)(3)
Registration No. 333-214130

RODIN GLOBAL PROPERTY TRUST, INC.

SUPPLEMENT NO. 11 DATED MARCH 21, 2019

TO THE PROSPECTUS DATED APRIL 23, 2018

This Supplement No. 11 supplements, and should be read in conjunction with, our prospectus dated April 23, 2018, as supplemented by Supplement No. 9 dated January 28, 2019 and Supplement No. 10 dated February 15, 2019. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 11 is to disclose:

•	the status of our initial public offering;

•	the extension of our initial public offering; and

•	the amendment of our distribution support agreement.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on March 23, 2017, of which up to $1.0 billion in Class A, Class T and Class I shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering. On May 18, 2017, we satisfied the minimum offering requirement as a result of the purchase of $2.0 million of Class I Shares by our sponsor and we commenced operations.

As of March 20, 2019, we had issued 3,946,310 shares of our common stock (consisting of 2,362,703 Class A Shares, 1,047,953 Class T Shares and 535,654 Class I Shares) in our offering for gross proceeds of approximately $102 million. As of March 20, 2019, $1.15 billion of shares remained available for sale pursuant to our offering. Our initial public offering is expected to terminate on March 23, 2020, unless extended by our board of directors as permitted under applicable law and regulations.

Extension of Our Initial Public Offering

On February 12, 2019, our board of directors authorized the extension of the term of our initial public offering until March 23, 2020.

Amendment of Our Distribution Support Agreement

On March 21, 2019, our distribution support agreement was amended to extend its term to end upon the termination of our primary offering.